EXHIBIT 21

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Formation
Bridge Bank, National Association	United States
Bridge Capital Holdings Trust I	Delaware
Bridge Capital Holdings Trust II	Delaware